FIRST AMENDMENT AND SUPPLEMENT TO
                           PURCHASE AND SALE AGREEMENT


         This FIRST AMENDMENT AND SUPPLEMENT TO PURCHASE AND SALE AGREEMENT (the "Amendment") is made and entered into as of the 26th day of September, 1996, by and between MOBIL OIL EXPLORATION & PRODUCING SOUTHEAST INC., a Delaware corporation ("Seller"), with a place of business at 12450 Greenspoint Drive, Houston, Texas 77060-1991, and FLORES & RUCKS, INC., a Louisiana corporation ("Purchaser"), with a place of business at 500 Dover Boulevard, Suite 300, Lafayette, Louisiana 70503.

         WHEREAS, Seller and Purchaser have entered into that certain Purchase and Sale Agreement dated July 10, 1996 (the "Purchase and Sale Agreement "); and

         WHEREAS, pursuant to the Purchase and Sale Agreement, Purchaser delivered to Seller a Notice of Title Defects, by letter dated September 13, 1996 (the "Notice of Title Defects"); and

         WHEREAS, Seller and Purchaser desire to amend and supplement the Purchase and Sale Agreement to advance the Closing Date, substitute certain Exhibits and to agree with respect to certain closing and post closing matters.

         NOW, THEREFORE, in consideration of the mutual benefits and obligations of Seller and Purchaser included herein and in the Purchase and Sale Agreement, Seller and Purchaser do hereby agree as follows:

1. Closing Date: Article 4 of the Purchase and Sale Agreement is hereby amended to delete "September 30, 1996," and to substitute therefor "September 26, 1996."

2. Operations: Article 17 of the Purchase and Sale Agreement is hereby amended to delete the first two sentences and to substitute therefor the following:

                  Seller, as to the portion of the Interests to be conveyed which it now operates, shall, from the date of execution of this Agreement, continue to operate the same in a good and workmanlike manner until October 1, 1996, at 7:00 a.m., when such operations shall be turned over to and become the responsibility of Purchaser, unless an applicable unit, pooling, communitization or operating agreement requires otherwise or any necessary Designation of Operator forms have not been executed and filed with the Minerals Management Service ("MMS"), in which case (unless Purchaser and Seller otherwise agree) Seller shall continue the physical operation of such portion of the Interests pursuant to and under the terms of such applicable agreement or as required by the MMS until such time as such applicable agreement may require or until any necessary


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                  Designation  of Operator  forms have been  executed  and filed with the MMS; provided, however, that Seller shall have no liability as operator to Purchaser for losses or damages sustained, or liabilities incurred, WHETHER OR NOT THE LOSSES, COSTS, EXPENSES AND DAMAGE IN QUESTION AROSE SOLELY OR IN PART
                  FROM  THE  ACTIVE,   PASSIVE,   CONCURRENT,   SIMPLE  OR  SOLE
                  NEGLIGENCE,  OR STRICT  LIABILITY  OR OTHER FAULT OF SELLER OR
                  ANY OTHER THEORY OF LIABILITY OR FAULT, WHETHER IN LAW (WHETHER COMMON OR STATUTORY) OR EQUITY, except as may result directly from Seller's gross negligence or willful misconduct. Any operations from and after the Effective Time shall be conducted by Seller for and on behalf of Purchaser and, after the Closing Date, subject to Purchaser's sole direction and right of control. Seller shall make appropriate charges to the Purchaser for such services as operator of the Interests (or any portion thereof) performed by Seller from and after the Effective Time.

3. Exhibits: Exhibits "A-1" though "A-13" and "B" to the Purchase and Sale Agreement are hereby amended by deleting same in their entirety and substituting therefor Exhibits "A-1" though "A-13" and "B" attached hereto as Attachment No. 1.

4. Indemnification for Liens and Judgments: Seller shall defend, indemnify, save, discharge, release and hold Purchaser harmless from any and all Claims arising out of or related to the liens and judgments listed in Sub-Paragraphs "1.a" through "v" and in Paragraph "3" of the Notice of Title Defects. The provisions of Subsection 21.01(f) and Section 21.02 of the Purchase and Sale Agreement shall be applicable to claims for indemnity under this paragraph.

5. Indemnification for Gas Purchase Contracts and Production Payments: Seller shall defend, indemnify, save, discharge, release and hold Purchaser harmless from any and all Claims arising out of or related to the Gas Purchase Contracts, Production Payments and Mortgage listed in Paragraphs "2," "7," "11.a" through "c", and "12" of the Notice of Title Defects. The provisions of Subsection 21.01(f) and Section 21.02 of the Purchase and Sale Agreement shall be applicable to claims for indemnity under this paragraph.

6. Outstanding Preferential Rights to Purchase: Article 7 of the Purchase and Sale Agreement provides that Seller and Purchaser may agree on a procedure to accommodate outstanding Preferential Rights. Seller and Purchaser agree to the following procedure with regard to any Properties where there are outstanding Preferential Rights which have not expired or been properly waived by the Closing Date. Seller shall execute and deliver an assignment as to any such Property and Purchaser shall pay the allocated Sales Price for such Property at Closing. Purchaser will hold said assignment and will not submit same for recordation in any parish or for approval by the MMS until the Preferential Rights covering such Property expire or are waived. In the event the Preferential Rights are exercised, within five (5) days of notification of exercise, Purchaser shall return to Seller the assignment for such Property as to which the Preferential Rights were exercised and Seller shall simultaneously return to Purchaser the allocated Sales Price for such Property. In the event the Preferential Rights are exercised, the


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     assignment for such Property shall be null and void and Purchaser  shall be deemed to have not assumed any obligations or liabilities with respect to such Property.

7. Post Closing Curative: Subsections 6.03 through 6.05 of the Purchase and Sale Agreement address the notification and handling of Title Defects. These provisions do not specifically address post closing curative matters.
     Article 24 of the Purchase and Sale Agreement provides the further assurance obligations of Seller and Purchaser. Without limiting the further assurance obligations of Purchaser or Seller, Purchaser and Seller agree to the following.

         a.       Vermilion 215 Field:

                    i. Vermilion 215 Field Curative: Reference is made to Paragraphs "5" (including Requirements Nos. "5.a", "b" and "c" thereunder) and "6" (including Requirement No. "6" thereunder) of the Notice of Title Defects. The assignments and other curative required ("Vermilion 215 Field Curative") have not been obtained as of the Closing Date.

                    ii.  Closing: Seller shall execute and deliver at Closing to
                         Purchaser: (1) an Assignment of Record Title Interest and Bill of Sale for Vermilion 215 Field; (2) an Assignment of Overriding Royalty Interests; (3) an Assignment of Operating Rights; and (4) an Assignment of Interests in Wells. Purchaser shall pay at Closing the allocated Sales Price for the Vermilion 215 Field Property. Purchaser shall not file in the Parish Records or with the MMS "(3)" and "(4)," pending receipt from Seller of the Vermilion 215 Field Curative or the expiration of the time period under iii below.

                  iii.     Post Closing Curative

                    (1) Seller shall attempt, for a period of up to six (6) months after the Closing Date, to obtain the execution of and deliver to Purchaser the Vermilion 215 Field Curative.

                    (2) If said curative is not executed and delivered to Purchaser within thirty (30) days of the Closing Date, Purchaser shall have right to demand the return of the allocated Sales Price for the affected portion of the Interests(being $9,000,000.00). If Purchaser makes said demand, Seller shall pay the return payment within five
                         (5) days after the expiration of the thirty (30) day period and Purchaser shall simultaneously return to Seller assignments "(3)" and "(4)" referenced above under "ii".

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                    (3)  If the return  payment has been made and the  Vermilion
                         215  Field   Curative  is  executed  and  delivered  to
                         Purchaser within the aforesaid six (6) month period, Purchaser shall repay the allocated Sales Price to Seller. Said repayment shall be made within five (5) days of the delivery to Purchaser of said curative and Seller shall simultaneously redeliver to Purchaser assignments "(3)" and "(4)" referenced above under "ii".

                    (4) If the Vermilion 215 Field Curative is not obtained within six (6) months of the Closing Date, then Purchaser shall have the option to elect between: (a) the return of the allocated Sales Price, or (b) receiving an assignment of any contractual rights Seller may have to demand said curative. If there has been a prior return payment, then upon electing "(a)" Purchaser will retain the return payment, or upon electing "(b)" Purchaser shall repay the allocated Sales Price within five (5) days of such election and Seller shall simultaneously redeliver to Purchaser assignments "(3)" and "(4)" referenced above under "ii". If there has been no prior return payment and Purchaser elects "(a)", then within five (5) days after the expiration of the aforesaid six (6) month period Seller shall return the allocated Sales Price for the affected portion of the Interests and Purchaser shall simultaneously return to Seller assignments "(3)" and "(4)" referenced above under "ii".

                    (5) An accounting will be made between the Seller and Buyer for revenue and expenses for the applicable periods in the event of any return payment or repayment. By way of illustration: (a) if there is a return payment after the end of thirty (30) days, then the return payment shall be adjusted according to the revenue and expenses between the Effective Date and the end of the thirty
                         (30) day period; and (b) if there is a repayment then the repayment shall be adjusted according to the revenue and expenses between the end of the thirty (30) day period and the date of the repayment.

         b.       Eugene Island 45 Field Curative:

                    i. Walter, et al Reassignment: Reference is made to Paragraph "9" (including Requirement No. "9" thereunder) of the Notice of Title Defects. The reassignment of operating rights from Walter Oil & Gas Corporation and/or its successors and assigns (the "Walter, et al Reassignment") has not been obtained as of the Closing Date. Seller shall execute and deliver at Closing to Purchaser: (1) an Assignment of Record Title Interest and Bill of Sale for the Eugene Island 45 Field Property; (2) an Assignment of Overriding Royalty

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

                         Interest; and (3 )an Assignment of Operating Rights. Purchaser shall pay at Closing the allocated Sales Price for the Eugene Island 45 Field Property. Seller shall use its best efforts to obtain the execution of the Walter, et al Reassignment and deliver same to Purchaser within thirty (30) days of the Closing Date. If the Walter, et al., Reassignment is not obtained within said thirty (30) day period, there shall be no return of the allocated Sales Price for such Property, but Seller shall continue to use its best efforts to obtain said reassignment.

                    ii. Newfield Abandonment: Pursuant to a Farmout Agreement dated April 1, 1993, between Seller, as Farmor, and Newfield Exploration Company ("Newfield"), as Farmee, as amended by Letter Agreement dated August 10, 1994, Mobil became obligated, upon the drilling of the contract well in compliance with the terms of the Farmout, to assign Newfield certain operating rights. The contract well, the Eugene Island Block 51 #8 Well, was drilled and Seller elected to retain an overriding royalty interest. No assignment has been made from Seller to Newfield, subject to the retained overriding royalty interest. Newfield has notified Seller of its intention to plug and abandon or to turn over said well to Seller, and to return any interest that would have been assigned. Seller shall use its best efforts to obtain a reassignment from Newfield of the operating rights and/or obtain an agreement, satisfactory to Purchaser, turning over said well and recognizing that the assignment and reassignment are no longer necessary and that Newfield relinquishes its interest in any operating rights, within thirty (30) days of the Closing Date. If the reassignment or agreement is not obtained within said thirty (30) day period, there shall be no return of the allocated Sales Price for such Property, but Seller shall continue to use its best efforts to obtain said reassignment or agreement.

8. Estimated Revenue and Expenses: Seller and Purchaser hereby agree to an adjustment to the Sales Price to be paid at closing to deduct the sum of $4,500,000.00, being the estimated revenues net of expenses for the months of August and September, 1996. Seller and Purchaser recognize that this is an estimate and is subject to adjustment at Final Accounting.

9. Ratification of Purchase and Sale Agreement: Except as amended hereby, the Purchase and Sale Agreement is ratified and confirmed in all res-pects and shall continuein full force and effect as originally written.

10. Successors and Assigns: The provisions of this Amendment shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.



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11.      Defined Terms:  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Purchase and Sale Agreement.

         IN WITNESS WHEREOF, the Purchaser and Seller have executed this Amendment as of the date first written above.

                                              SELLER:

ATTEST:                                       MOBIL OIL EXPLORATION &
                                              PRODUCING SOUTHEAST INC.

By: /s/ B.D. Martiny                          BY:   /s/ H. L. Hickey
    --------------------------                      ----------------------
Name: B. D. Martiny                           Name: H. L. Hickey
Title: Assistant Secretary                    Title: Attorney-in-fact


                                              BY:   /s/ D. B. Litchfield
                                                    ----------------------
                                              Name: D. B. Litchfield
                                              Title: Attorney-in-fact

                                              PURCHASER:

                                              FLORES & RUCKS, INC.

                                              BY:   /s/Richard G. Zepernick, Jr.
                                                    ----------------------------
                                              Name:  Richard G. Zepernick, Jr.,
                                              Title: Executive Vice President &
                                                       Chief Operating Officer


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